FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      [X]     Form 40-F     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [   ]     No      [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

                Gold Fields Limited
                Reg. 1968/004880/06
                24 St. Andrews Road
                Parktown, 2193

                Postnet Suite 252
                Private Bag X30500
                Houghton, 2041
                South Africa

                Tel  +27 11 644-2400
                Dir  +27 11 644-2460                 Fax  +27 11 484-0639
                www.goldfields.co.za

M E D I A R E L E A S E

Gold Fields Takes Out Arctic Platinum

Johannesburg, 8 August 2003: Gold Fields Limited (JSE & NYSE — GFI) today announced that it would exercise its pre-emptive right to acquire Outokumpu’s 49% stake in the Arctic Platinum Project in Finland, in which Gold Fields already holds the majority share of 51%.

The Arctic Platinum partnership agreement between Gold Fields and Outokumpu contains the right of pre-emption in favour of both parties in respect of any intended disposals by either party of their interest in the Arctic Platinum project. In terms of this arrangement Gold Fields will pay US$31 million, made up of cash of US$23 million and Gold Fields shares worth US$8 million.

John Munro, Senior Vice President for International Operations, Gold Fields said: “By exercising this pre-emptive right Gold Fields has secured for its shareholders full control over one of the most significant PGM fields outside of South Africa. There are a number of development options for this project that are under review at the moment.”

The Arctic Platinum Project is an advanced stage PGM exploration project in Northern Finland. To date approximately 14 million ounces of PGM resources have been delineated on the site.

end

Enquiries

South Africa
Andrew Davidson
+2711 644-2638

Nerina Bodasing
+2711 644-2630

North America
Cheryl Martin
+303 796-8683

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson   *Canadian, †British, ‡American
Company Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED
Date: 8 August 2003
	By:	Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs